Exhibit 99.5

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

July 29, 2010.

3.	Press Release

The Press Release dated July 29, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced preliminary production statistics for its initial quarter of commercial production ended June 30, 2010 from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

July 29, 2010.

SCHEDULE A

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002
Fax: (604) 682-4003

July 29, 2010	TSX-V: TMM

NEWS RELEASE

11,319 ounces of Gold Sold
in Initial Quarter of Production

Vancouver, British Columbia. Timmins Gold is pleased to announce preliminary production statistics for its initial quarter of commercial production ended June 30, 2010 from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

Commercial production commenced on April 1, 2010. A total of 11,319 ounces of gold were sold during the quarter with 5,068 ounces sold in June. Production is projected to increase until it stabilizes in excess of 9,000 ounces per month in December.

SAN FRANCISCO MINE
PRELIMINARY PRODUCTION
STATISTICS

Quarter ended June 30, 2010
Total Material Moved	Ktonnes	4,982
Ore Mined and Crushed	Ktonnes	905

During the 3 month period average daily production from the mine averaged over 10,000 metric tonnes. In July an additional blast drill rig was delivered to the mine which has allowed production to increase to more than 12,000 metric tonnes of ore per day. A further 3 haulage trucks, 1 shovel and a further blast drill rig will arrive in September to further increase production to up to 14,000 metric tonnes of ore per day.

The strip ratio for the quarter averaged 4.5 to 1. The 2010 annual average strip ratio is projected at 4.0 to 1. The current life of mine strip ratio is currently projected at 3.0 to 1.

Average head grade for the quarter was 0.718 g/t which is in line with expectations.

Metallurgical recoveries are on target to achieve a rate of over 70%.

There were no accidents which resulted in lost time during the quarter.